



SUPPL 82-4421

EASTMAIN

NEWS RELEASE

Goldcorp to Acquire Major Interest in Eastmain

Trading Symbol: ER – The Toronto Stock Exchange April 27, 2006

Eastmain Resources Inc. (TSX:ER) is pleased to announce that it has signed a Letter of Intent with GOLDCORP INC. (G:TSX, GG:NYSE) pursuant to which Goldcorp will acquire from Eastmain, by way of private placement, two million common shares at a price of $0.70 per share and two million flow-through common shares at a price of $1.00 per share, for total gross proceeds of $3.40 million. In addition, Goldcorp will acquire one million common share purchase warrants and one million flow through common share purchase warrants. Each common share purchase warrant will entitle the holder to purchase one common share in the capital of Eastmain, at the exercise price of $0.80 per share for a period of one year following closing; each flow-through common share purchase warrant will entitle the holder to purchase one flow-through common share in the capital of Eastmain, at the exercise price of $1.25 per flow-through share for a period of one year following closing. Upon completion of the offering, Goldcorp will own approximately 9.9% of the outstanding common shares of Eastmain.

Completion of the offering is subject to receipt of all necessary regulatory approvals, the entering into of a subscription agreement and the entering into of a letter agreement providing for a three-way joint venture between Goldcorp Inc., Eastmain Resources Inc. and Azimut Exploration Inc. for certain properties located in James Bay, Québec. A minimum of $2 million of the proceeds derived from the offering will be expended on the Éléonore South Property as defined in the three-way joint venture. Subject to the completion of the offering, Eastmain and Goldcorp have agreed to extend their strategic alliance for another 5 years.

"The alliance with Goldcorp offers an excellent opportunity for Eastmain to acquire and explore a key property located in the core of Canada's newest Mining District" stated Donald Robinson, President of Eastmain. "Goldcorp is one of the world's premier mining companies and has an aggressive growth strategy. This alliance will allow both companies to pursue additional project opportunities and will assist Eastmain in reaching its goal of becoming a successful mine finder".

"Eastmain has long been a believer in the James Bay region of Québec, and Goldcorp is pleased with this continuation of our strategic alliance" said Randy V.J. Smallwood, Goldcorp's Director of Project Development. "This alliance with Eastmain, along with our new joint venture on the Éléonore South claim block, is the next step in Goldcorp's continuing strategy to become the partner of choice and the dominant producer in the Opinaca gold district of James Bay, Canada's newest and most exciting gold exploration district."

Eastmain is a Canadian exploration Company holding several early- to advanced-stage gold and base metal projects in Canada. Eastmain's project portfolio includes eleven properties in the Eastmain/Opinaca gold camp, where Goldcorp recently purchased the Éléonore Project.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

De 5/10



EASTMAIN

NEWS RELEASE

Goldcorp-Eastmain-Azimut Form
Three-Way JV on Éléonore South Property

Trading Symbol: ER – The Toronto Stock Exchange April 27, 2006

Eastmain Resources Inc. ("Eastmain") (TSX - ER) is pleased to announce that Goldcorp Inc. ("Goldcorp"), Eastmain and Azimut Exploration Inc. ("Azimut") have signed a letter of intent to form a three-way joint venture on ground comprising a selected portion of Goldcorp's southern Éléonore claim block and the adjacent Azimut C Block. The joint venture is designed to simplify ownership and accelerate the exploration of a highly prospective target zone bordering two significant properties, located in the Opinaca region of James Bay, Québec. Eastmain will act as operator on the new Éléonore South Property and has the option to earn a 1/3 interest in the project by funding $4 million in exploration over four years. Azimut and Goldcorp will each own a 1/3 interest in the property. Eastmain will have the option to increase its interest to 40% by completing a bankable feasibility study.

The new Éléonore South property will consist of 282 mining claims (146 km^2), including 166 claims from the Azimut C Block, 82 claims from Goldcorp's Éléonore property and 34 Goldcorp claims located west of the Azimut C and Éléonore projects. Previous soil geochemical surveys completed on both Azimut C and the southern part of the Éléonore property indicate that a large gold-arsenic-bearing soil anomaly extends for more than ten kilometers across the north-central portion of the new Éléonore South Property (News Release, December 14, 2005). Previous geological and airborne magnetic surveys also indicate that the Property is underlain by the same sedimentary rock formation that hosts Goldcorp's Roberto Gold Deposit.

The first phase of exploration on the Éléonore South Property will comprise a minimum $1,000,000 program. This program will include extending Eastmain's current soil geochemical surveys to the north over parts of the new block and in-fill sampling across the presently defined anomaly. Work in 2006 will also include a comprehensive program of prospecting, geological mapping, trenching and sampling, followed by diamond drilling of priority target areas.

This press release has been prepared by Dr. Donald J. Robinson, P. Geo., and Eastmain's Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Properties.

Eastmain is one of the most active mining exploration companies in Northern Québec. The Company's primary focus is gold exploration within an emerging mining district in the Eastmain/Opinaca region of James Bay. With approximately 61 million shares issued and outstanding, Eastmain has working capital of C$8.0 million and is debt free.

See website for Éléonore South Property Location Map.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

Eleonore South Property – Location Map
3-Way Joint Venture
Goldcorp-Eastmain-Azimut

76° 00'
N
100% Eastmain
Dyna Block
52° 45'
50% Eastmain
50% Azimut
Azimut D Block
Eleonore Property
Roberto
Gold
Deposit
100%
Goldcorp
A
B
1/3 Eastmain
1/3 Goldcorp
1/3 Azimut
Eleonore South Property - Block A & B
5 km


Quebec

Eastmain Resources Inc.

Eleonore South Property
3 Way Joint Venture

April 27, 2006 Scale 1:250,000